Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1901 (212) 818-8800
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September 15, 2009
Triplecrown Acquisition Corp.
970 West Broadway, PMB 402
Jackson, Wyoming 83001

Re:	Business Combination with Cullen Agricultural Technologies Inc.

Dear Sirs:

We have acted as counsel to Triplecrown Acquisition Corp. (“Triplecrown”), a Delaware corporation, in connection with the proposed business combination and merger of its subsidiary with Cullen Agricultural Technologies Inc.  You have requested our opinion with respect to the federal income tax consequences of the proposed business combination and merger to Triplecrown and the stockholders of Triplecrown.

FACTS

The relevant facts are set forth in the Preliminary Proxy Statement filed by Triplecrown with the Securities and Exchange Commission on September 8, 2009, File No. 001-33698, and the Registration Statement on Form S-4 filed by Cullen Agricultural Holding Corp., a Delaware corporation and wholly owned subsidiary of Triplecrown (“Holdco” or “CAH”), with the Securities and Exchange Commission on September 8, 2009, File No. 333-161773, as amended (the ARegistration Statement@), and the Agreement and Plan of Reorganization, dated as of  September 4, 2009, among Triplecrown, CAH, CAT Merger Sub, Inc. a Georgia corporation and wholly owned subsidiary of Holdco (“Triplecrown Merger Sub”), Cullen Agricultural Technologies Inc., a Georgia corporation (“Cullen Agritech”), and Cullen Inc. Holdings Ltd., a New Zealand limited company (“Cullen Holdings”) and the sole stockholder of Cullen Agritech (“Merger Agreement”). For purposes of this opinion, we have assumed and relied upon the truth and accuracy of the facts as set forth in the aforesaid documents.

A summary of the facts is as follows.  Triplecrown was organized on June 8, 2007 to effect a business combination with an operating business in the financial services industry. Triplecrown’s officers, directors and stockholders prior to Triplecrown’s initial public offering (“Triplecrown Founders”) acquired 13,800,000 units (“Founders’ Units”) consisting of common stock (“Founders’ Shares”) and warrants (“Founders’ Warrants”) for an aggregate purchase price of $25,000.  The Founders’ Shares have no liquidation rights and the Founders’ Shares and Founders’ Warrants were placed in escrow.  On October 25, 2007, Triplecrown consummated its initial public offering of 55,200,000 units consisting of one share of its common stock (“Public Shares”) and one warrant generating total gross proceeds of $552 million, a portion of which was placed in a trust fund.  As of September 4, 2009, $538,796,312 was held in the trust fund.  Triplecrown’s publicly issued common stock, units and warrants are currently listed on the NYSE Amex under the symbols TCW, TCW.U and TCW.WS, respectively.

Triplecrown Acquisition Corp.
September 15, 2009

Cullen Agritech is a newly formed company committed to the development and commercialization of advanced agricultural technologies.  Cullen Agritech’s principal focus will be to improve agricultural yields through pasture and animal sciences.  Cullen Agritech will also provide advisory services associated with the development and implementation of efficient farming techniques both in the United States and abroad.

The Merger Agreement provides (a) for the merger of Triplecrown with and into Holdco with Holdco being the surviving entity and (b) the merger of Triplecrown Merger Sub with and into Cullen Agritech, with Cullen Agritech being the surviving entity and becoming a wholly owned subsidiary of Holdco.

In the merger of Triplecrown with and into Holdco, each issued and outstanding share of common stock of Triplecrown (aggregating 69,000,000 shares) will be automatically converted into one share of common stock of Holdco.  In connection with the mergers, the Triplecrown Founders have agreed to have cancelled an aggregate of 12,030,000 shares of common stock of Holdco they will receive in exchange for 12,030,000 Founders’ Shares upon consummation of the merger.  The remaining 1,770,000 shares, as well as all of the warrants of Holdco that the Triplecrown Founders will receive in exchange for their Founders’ Warrants, will continue to be held in escrow pursuant to the original terms of the escrow agreement and will be released one year after the consummation of the merger.

In the merger of Triplecrown with and into Holdco, each outstanding warrant shall remain outstanding but shall be deemed to have been converted and to represent a warrant to purchase one share of Holdco common stock.  Triplecrown is also seeking the approval from the holders of its warrants to amend the terms of the warrant agreement effective upon consummation of the merger to (i) increase the exercise price of Triplecrown’s warrants from $7.50 per share to $12.00 per share, (ii) extend the expiration date of the warrants from October 21, 2012 to October 21, 2013 and (iii) increase the price at which the stock must trade for the warrants to be called for redemption from $13.75 per share to $17.00 per share.

In the merger of Triplecrown Merger Sub with and into Cullen Agritech, all of the issued and outstanding common stock of Cullen Agritech will be automatically converted into an aggregate of 15,881,148 shares of Holdco.  In that merger, all of the assets of Triplecrown Merger Sub will be acquired by Cullen Agritech and Holdco will own 100% of the outstanding common stock of Cullen Agritech.

Holders of Triplecrown Public Shares have the right to vote against the merger proposal and elect to convert their Public Shares into cash.  To preclude the possibility that holders of 30% or more of the Public Shares will vote against the merger and seek conversion of their Public Shares into cash, Triplecrown, Triplecrown Founders, Cullen Agritech and their respective affiliates may negotiate arrangements to provide for the purchase of Public Shares from holders who indicate their intention to vote against the merger proposal and seek conversion or who otherwise wish to sell their Public Shares.

Triplecrown Acquisition Corp.
September 15, 2009

At the closing of the merger, the funds in Triplecrown’s trust account will be released to pay transaction fees and expenses (including the balance of the purchase price for the land to be used by CAH following consummation of the merger), deferred underwriting discounts and commissions, tax liabilities, if any, and reimbursement of expenses of the Triplecrown Founders and to make purchases of Public Shares, if any.  The balance of the funds will be released to Holdco to pay Triplecrown stockholders who properly exercise their conversion rights, for working capital and general corporate purposes of Holdco and Cullen Agritech.  Additionally, if CAH has access to more than $150 million after closing of the merger, CAH may use such funds, depending on market conditions, to repurchase shares of common stock.

The parties intend for the mergers to qualify as tax-free transaction pursuant to section 351, section 368(a)(1)(A) and section 368(a)(2)(E) of the Internal Revenue Code of 1986, as amended (“Code”).

THE LAW

Section 61 of the Code provides that gross income includes “gains derived from dealings in property.”

Code section 1001 provides that the sale or exchange of property shall be a taxable event and gain “shall be the excess of the amount realized from the sale or other disposition of property over the adjusted basis” of the property.

Certain types of exchanges, however, are afforded nonrecognition treatment where the exchange does not change the taxpayer’s capital investment, but merely the form in which the taxpayer holds it.  In these cases, the potential gain for recognition is preserved by exchanging the basis of the relinquished property for the basis of the property received.

Section 351 Exchanges

Section 351(a) of the Code provides that “no gain or loss shall be recognized if property is transferred to a corporation by one or more persons solely in exchange for stock in such corporation and immediately after the exchange such person or persons are in control (as described in section 368(c)) of the corporation.”

Code section 358(a)(1) provides that in an exchange to which section 351 applies, the basis of the property received under section 351 without the recognition of gain or loss shall be the same as that of the property exchanged, decreased by the amount of any money received by the taxpayer, and increased by the amount of gain to the taxpayer which was recognized on such exchange.

Triplecrown Acquisition Corp.
September 15, 2009

Code section 362(a) provides that “if property was acquired…by a corporation in connection with a transaction to which section 351(relating to transfer of property to corporation controlled by transferor) applies, …then the basis shall be the same as it would be in the hands of the transferor, increased in the amount of gain recognized to the transferor on such transfer.”

Reorganization and Mergers

Code section 354 provides generally that in a “reorganization” exchanges of stock or securities in a corporation by a holder for stock or securities in another corporation are tax free.  Code section 361 provides generally that in a “reorganization” an exchange of property by a corporation for stock or securities in another corporation is tax free.

Treasury Regulation § 1.354-1(e) provides that the term “securities includes rights issued by a party to the reorganization to acquire its stock.  For purposes of this section and section 356(d)(2)(B), a right to acquire stock has no principal amount.”   Treasury Regulations § 1.356-3(b) and (c) extend the nonrecognition rules of a reorganization to the exchange of stock for warrants and warrants for warrants.  Ginsberg and Levin, Mergers, Acquisitions and Buyouts, January 2009 edition, at   ¶604.1.2, page 6-44.

Code section 368 and the other ancillary sections hereinafter referred to, provide that in a “reorganization” exchanges of property and stock or securities do not result in a taxable event.  The term “reorganization” is defined by Code section 368(a)(1)(A) to include mergers.  Code section 368(a)(2)(E) allows reorganization treatment when a controlled subsidiary merges into the target company (which emerges as the surviving corporation) and shareholders of the target exchange their stock for stock of the parent corporation, a so-called “reverse-subsidiary-merger” acquisition.  This type of reorganization is effected where (1) pursuant to a merger the former target shareholders surrender an amount of stock representing at least 80% of each class of target stock; (2) after the merger, the target holds substantially all its properties and substantially all the properties of the merger subsidiary (other than the stock of the parent corporation distributed in the transaction); (3) stock of the parent corporation which was in control of the merger subsidiary is used to effect the merger; and (4) the target becomes a first-tier subsidiary of the parent.  Each of the foregoing requirements is complied with in the proposed merger of Triplecrown Merger Sub with and into Cullen Agritech.

Code section 358(a)(1) provides that in the case of an exchange to which section 354 applies, the “basis of the property permitted to be received under such section without the recognition of gain or loss shall be the same as that of the property exchanged.”

Code section 362(b) provides that “[i]f property was acquired by a corporation in connection with a reorganization…, then the basis shall be the same as it would be in the hands of the transferor, increased in the amount of gain recognized to the transferor on such transfer.”

Section 1032 of the Code provides that “no gain or loss shall be recognized to a corporation on the receipt of money or other property in exchange for stock (including treasury stock) of such corporation.”

Code section 1221 defines a “capital asset” as property held by the taxpayer other than stock in trade, inventory, property held primarily for sale to customers, depreciable property, real property used in trade or business, and certain other specified types of property.  Code section 1222(3) defines “long-term capital gain” as gain from the sale or exchange of a capital asset held for more than one year. Code section 1223(1) provides that if a capital asset has the same basis as the property for which it is being exchanged, the taxpayer’s holding period includes the period the taxpayer held the property surrendered.

Triplecrown Acquisition Corp.
September 15, 2009

A transfer by a corporation of all of its property to a newly organized subsidiary in exchange for the subsidiary’s stock, coupled with a distribution of the subsidiary’s stock to the transferor’s shareholders qualifies as a Code section 351 exchange.  It can also constitute a Type A reorganization if the parent merges under state law into its subsidiary.  Bittker and Eustice, Federal Income Taxation of Corporations and Shareholders, 7th ed, ¶ 3.19, pp. 3-101 - 3-102 and ¶ 12.22.

When properties being exchanged are materially different so as to embody legally distinct entitlements, gain or loss is realized upon such exchange.  Cottage Savings Ass’n v. Commissioner, 499 U.S. 554 (1991).

OPINION

Assuming that the above factual statements are the same on the closing date, our opinion of the Federal income tax consequences of the proposed mergers to Triplecrown and securityholders of Triplecrown is:

1.	The incorporation of Holdco and merger of Triplecrown with Holdco will qualify as a tax-free transaction under Code section 351 of the Code and Code section 368(a)(1)(A).

2.	No gain or loss will be recognized by Triplecrown on its merger with Holdco.

3.	The merger of Triplecrown Merger Sub with Cullen Agritech will qualify as a reorganization within the meaning of section 368(a)(2)(E) of the Code.

4.	No gain or loss will be recognized by Triplecrown Merger Sub in connection with the proposed merger.

5.	No gain or loss will be recognized by stockholders of Triplecrown who exchange their common stock in Triplecrown for common stock of Holdco and do not exercise their conversion rights.

6.
The basis of the Holdco common stock received by the stockholders of Triplecrown who do not exercise their conversion rights will be the same as the basis of the Triplecrown common stock they exchanged for the Holdco common stock.

7.
The holding period in the Holdco common stock received by the stockholders of Triplecrown who do not exercise their conversion rights will include the period during which the Triplecrown common stock surrendered was held by such Triplecrown stockholders.

8.
A stockholder of Triplecrown who exercises conversion rights and effects a termination of the stockholder’s interest in Triplecrown will be required to recognize gain or loss upon the exchange of that stockholder’s shares of common stock of Triplecrown for cash.  Such gain or loss will be measured by the difference between the amount of cash received and the tax basis of that stockholder=s shares of Triplecrown common stock.  This gain or loss will be a capital gain or loss if such shares were held as a capital asset on the date of the business combination and will be a long-term capital gain or loss if the holding period for the share of Triplecrown common stock is more than one year.

9.
Although an exchange of warrants in a reorganization generally does not result in gain or loss to the warrant holder, the approval of the amendment increasing the exercise price of Triplecrown’s warrants, extending the expiration date of the warrants and increasing the price at which the stock must trade for the warrants to be called for redemption constitutes an exchange for a materially different property and results in the recognition of gain or loss measured by the difference between the fair market value of the new Holdco warrant received and the tax basis of the Triplecrown warrant surrendered.

Triplecrown Acquisition Corp.
September 15, 2009

In connection with the above opinion, we hereby consent to the use of our name in the proxy statement/prospectus included in the Registration Statement of Triplecrown and all amendments thereto and the filing of this opinion as an annex to the proxy statement/prospectus included in the Registration Statement.

Very truly yours,

/s/ Graubard Miller